Exhibit 99.1

Kenon’s Subsidiary OPC Announces Entry into Non-Binding Term Sheet for Investment in its U.S. Renewable Energy Business

Singapore, April 16, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Renewable Power (“CPV Renewable”, a wholly-owned subsidiary of CPV Group, in which OPC has a 70% interest) has entered into a non-binding term sheet (the “Term Sheet”) with a North American infrastructure private equity fund (the “Investor”) regarding a potential investment of $300 million in CPV Renewable, which operates, constructs and develops renewable energy projects in the U.S. (the “Potential Transaction”).

According to the Term Sheet, if the Potential Transaction is agreed and completed, the Investor would invest a total amount of $300 million in CPV Renewable in exchange for an issuance of approximately 32.6% of ordinary equity interests in CPV Renewable (reflecting a pre-money valuation of $620 million for CPV Renewable, subject to adjustments). It is intended that the proceeds of the investment would be used for, among other things, equity for the expansion of existing and advanced development projects, development expenses, acquisition opportunities and other general corporate purposes.

According to the Term Sheet, the agreements for the Potential Transaction will include customary representations and warranties and conditions precedent to closing. Additionally, the Term Sheet includes provisions to be included in a shareholders agreement of CPV Renewable regarding, among other things, board composition and voting rights (based on the economic interests of each party), and matters that will require super majority approvals.

Pursuant to the Term Sheet, CPV Renewable has agreed to an exclusive negotiation period with the Investor regarding the Potential Transaction of 60 days, which may be extended by an additional 30 days under certain conditions.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Potential Transaction, including the expected terms thereof, the intended use of proceeds, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Potential Transaction and terms of the agreements for the Potential Transaction (if executed), the risk that the Potential Transaction is not agreed or completed on the terms described herein or at all, risks relating to conditions to closing if an agreement on the Potential Transaction is reached, and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.